                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                                   ----------

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                              WAYNE D. BOBERG, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                CHICAGO, IL 60601
                                 (312) 558-5600

                               September 14, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D

---------------------------------------
CUSIP No.      74158J 10 3
---------------------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Michael W. Reschke

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          OO, BK, PF, AF

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 474,917*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 8,322,990*

                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 455,057*

                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 8,322,990*

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Reschke individually beneficially owns 474,917 Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer") which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 256,572 Common Shares and the 47,525 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), each directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 51.24% equity interest in

PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI, (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP and (iii) the 7,944,893 Common Units directly held by Primestone Investment Partners L.P., a Delaware limited partnership ("Primestone"), by virtue of his ownership of an approximate 51.24% equity interest in The Prime Group, Inc., an Illinois corporation ("PGI"), which is the Administrative Member of PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), which is the general partner of Primestone.

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 474,917 Common Shares, which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares, which, assuming the exercise of the options, constitute approximately 2.9% of the outstanding Common Shares. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 256,572 Common Shares and 47,525 Common Units directly held by PG-VI which, together, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGLPI, which is the general partner of PG-VI, (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares, by virtue of his position as managing general partner of PGLP and (iii) 7,944,893 Common Units directly owned by Primestone which, assuming exchange of such Common Units for Common Shares, constitute approximately 33.6% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone.

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON - IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------
CUSIP No.      74158J 10 3
---------------------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Primestone Investment Partners L.P.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          BK, OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 7,944,893*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 0
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 7,944,893*
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          The 7,944,893 Common Units directly held by Primestone Investment Partners L.P. represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON - PN

                                  SCHEDULE 13D

---------------------------------------
CUSIP No.  74158J 10 3
---------------------------------------
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          PG/Primestone, L.L.C.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 7,944,893*
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 7,944,893*
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON - OO

                                  SCHEDULE 13D

---------------------------------------
CUSIP No.  74158J 10 3
---------------------------------------
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          The Prime Group, Inc.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 7,944,893*
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 7,944,893*
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by

          Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON - CO

     *On August 22, 2001, Cadim inc. ("Cadim"), Michael W. Reschke ("Reschke"), The Prime Group, Inc. ("PGI"), Primestone Investment Partners L.P. ("Primestone"), Prime Group VI, L.P. ("PG-VI"), PG/Primestone, L.L.C. ("PG LLC") and Prime Group Limited Partnership ("PGLP" and together with PGI, Primestone, PG-VI and Reschke, sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding. By virtue of entering into the Memorandum of Understanding, Cadim may be deemed to have formed a group with the PGI Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement. As such, Cadim may be deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties. Accordingly, Cadim may be deemed to beneficially own (i) 134,881 common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Prime Group Realty Trust (the "Issuer") that Reschke owns and options to acquire 340,036 Common Shares within 60 days, (ii) 256,572 Common Shares and 47,525 common units of limited partner interest of Prime Group Realty, L.P. (the "Common Units"), which are exchangeable on a one-for-one basis for Common Shares at any time (or at the Issuer's election, the cash equivalent value) held by PG-VI, (iii) 74,000 Common Shares held by PGLP, and (iv) 7,944,893 Common Units held by Primestone. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

     This Amendment No. 4 to Schedule 13D ("Amendment No. 3") should be read in conjunction with the Report on Schedule 13D of Reschke, PG LLC, Primestone, and PGI originally filed on March 8, 2000, as amended by Amendment No. 1 to Schedule 13D filed on October 23, 2000, by Amendment No. 2 to Schedule 13D filed on August 24, 2001, and by Amendment No. 3 to Schedule 13D filed on September 4, 2001 (collectively, the "Schedule 13D"), with respect to the Common Shares of the Issuer. This Amendment No. 4 amends and supplements the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4.   PURPOSE OF TRANSACTION.

     On September 14, 2001, Cadim, PGI, Prime Group Realty, L.P. and the Issuer executed an Amended and Restated Support and Standstill Agreement (the "Amended PGE SSA"), a copy of which is attached hereto as Exhibit 99.1. In the Amended PGE SSA, which amends, restates and supersedes the Support and Standstill Agreement among these parties dated August 30, 2001 (the "Origianl PGE SSA"), the parties agreed, among other things, to extend the due diligence and exclusivity periods by 13 days until the end of the day October 12, 2001 and to amend accordingly the notice and extension periods related thereto. The terms of the Amended PGE SSA are otherwise similar to those of the Original PGE SSA. The foregoing summary of the Amended PGE SSA is qualified in its entirety by reference to the Amended PGE SSA which is filed as exhibit 99.1 hereto and is incorporated herein by reference.

     On September 14, 2001, Cadim and the PGI Parties executed an Amendment No. 1 to the Amended and Restated Support and Standstill Agreement ("PGI Amendment No. 1") by and among Cadim and the PGI Parties. A copy of PGI Amendment No. 1 is attached hereto as Exhibit 99.2. PGI Amendment No. 1 amends the Amended and Restated Support and Standstill Agreement, dated as of August 30, 2001, by and among Cadim and the PGI Parties primarily to clarify cross-references to the Amended PGE SSA. The foregoing summary of PGI Amendment No. 1 is qualified in its entirety by reference to PGI Amendment No. 1 which is filed as exhibit 99.2 hereto and is incorporated herein by reference.

     Except as stated above, neither Reschke, Primestone, PG LLC nor PGI has any current plans or proposals which relate to or would result in the types of transactions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the Amended PGE SSA and to PGI Amendment No. 1 described in Item 4 hereof. The Amended PGE SSA and PGI Amendment No. 1 are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference. A Joint Filing Statement is listed as Exhibit 99.3 hereto and incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.         DESCRIPTION
-----------         -----------

Exhibit 99.1 Amended and Restated Support and Standstill Agreement, dated September 14, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group Realty Trust, and Prime Group Realty, L.P.

Exhibit 99.2 Amendment No. 1 to Amended and Restated Support and Standstill Agreement, dated September 14, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group VI, L.P., Primestone Investment Partners L.P., Prime Group Limited Partnership, PG/Primestone, L.L.C. and Michael W. Reschke

Exhibit 99.3 Joint Filing Statement, dated March 8, 2000, by each of Michael W. Reschke, The Prime Group, Inc., PG/Primestone, L.L.C. and Primestone Investment Partners L.P., as filed as an exhibit to the Schedule 13D filed on March 8, 2000 by Michael W. Reschke, PG/Primestone, L.L.C., Primestone Investment Partners L.P., and The Prime Group, Inc.

                    Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule 13d-4 under the Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                        /s/ Michael W. Reschke
                                        ----------------------------------------
                                        Michael W. Reschke

                                        Dated: September 21, 2001

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIMESTONE INVESTMENT PARTNERS L.P.

                                        By:  PG/Primestone, L.L.C.,
                                             its general partner

                                        By:  The Prime Group, Inc.,
                                             its Administrative Member

                                        By:  /s/ Michael W. Reschke
                                             -----------------------------------
                                        Name: Michael W. Reschke
                                        Title: President

                                        Dated: September 21, 2001

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PG/PRIMESTONE, L.L.C.

                                        By:  The Prime Group, Inc.,
                                             its Administrative Member

                                        By:  /s/ Michael W. Reschke
                                             -----------------------------------
                                             Name: Michael W. Reschke
                                             Title: President

                                        Dated: September 21, 2001

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        THE PRIME GROUP, INC.

                                        By:  /s/  Michael W. Reschke
                                             -----------------------------------
                                             Name: Michael W. Reschke
                                             Title:  President

                                        Dated: September 21, 2001